Exhibit 99.1

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda

NEWS RELEASE

TEEKAY OFFSHORE PARTNERS ANNOUNCES

PRICING OF SERIES A PREFERRED OFFERING

Hamilton, Bermuda, April 23, 2013 — Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced today that it has priced its public offering of 6,000,000 7.25% Series A Cumulative Redeemable Preferred Units (Series A Preferred Units), representing limited partner interests, at $25.00 per unit. Distributions will be payable on the Series A Preferred Units at an initial rate of 7.25% per annum of the stated liquidation preference of $25.00. The offering is expected to close on April 30, 2013.

The Partnership expects to use the net proceeds from the public offering for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and the acquisitions of vessels that Teekay Corporation may offer to the Partnership. Pending the application of funds for these purposes, the Partnership expects to repay a portion of its outstanding debt under two of its revolving credit facilities.

Teekay Offshore is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), and is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deep water offshore oil regions of the North Sea and Brazil. Teekay Offshore currently owns a fleet of 37 shuttle tankers (including four newbuildings), three floating production, storage and offloading units, five floating storage and offtake units and six conventional crude oil Aframax tankers.

Teekay Offshore intends to apply to have the Series A Preferred Units listed on the New York Stock Exchange.

The joint book-running managers for this offering are Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and UBS Securities LLC. The joint lead managers for this offering are Credit Suisse Securities (USA) LLC and RBC Capital Markets, LLC. The co-managers for this offering are DNB Markets, Inc., Scotia Capital (USA) Inc. and Santander Investment Securities Inc.

When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, Attn: Prospectus Department or by emailing Merrill Lynch, Pierce, Fenner & Smith Incorporated, at dg.prospectus_requests@baml.com; Morgan Stanley & Co. LLC, 180 Varick Street, Second Floor, New York, New York 10014; or UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attn: Prospectus Department.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. The Series A Preferred Units will be offered and sold pursuant to an effective registration statement on Form F-3, which was filed with the Securities and Exchange Commission (the SEC) on April 22, 2013, and the prospectus.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay Offshore’s public filings with the SEC. Teekay Offshore undertakes no obligation to revise or update any forward looking statements, unless required to do so under the securities laws.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

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